Mail Stop 4561

October 26, 2006

Mr. Richard B. Handler
Chief Executive Officer
Jefferies Group, Inc.
520 Madison Avenue, 12th Floor
New York, NY 10022

     RE: Jefferies Group, Inc.
             Form 10-K for Fiscal Year Ended December 31, 2005
             File No. 1-14947

Dear Mr. Handler:

     We have reviewed your filing and supplemental response letter dated October 19, 2006 and have the following comments.

Form 10-K for the Fiscal Year Ended December 31, 2005

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page 44

1. We have reviewed your response to comment one of our letter dated October 4, 2006. We do not believe paragraph 17c of SFAS 95 is intended to suggest that *only* the initial purchase price or other amounts paid at the time of the business combination, or within one year, should be recorded as investing cash flows. Footnote 6 clarifies that this paragraph should be interpreted to mean that if part of the purchase price is financed, subsequent payments of principal are financing cash flows. We do not believe paragraph 17c supports your assertion that contingent consideration paid in subsequent periods relating to a business combination should be classified as operating activities. Paragraph 21 of SFAS 95 states that cash flows from operating activities are generally the cash effects of transactions that enter into the determination of net income. Since these payments represent an additional element of cost of the acquired entities that is not expensed, it appears you are subsequently paying for a productive asset, in the form of additional goodwill. As such, it appears these payments would be most appropriately classified as investing activities. Please provide us with a more

persuasive argument supporting your assertion that the cash flows related to subsequently paid contingent consideration should be classified as operating activities. Alternatively, please provide us with a comprehensive materiality analysis and describe how you propose to correct this presentation.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sharon Blume, Staff Accountant, at (202) 551-3474 or me at (202) 551-3449 if you have questions.

Sincerely,

Joyce Sweeney
Reviewing Accountant